4-14-0

AH 4/9/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016267

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED APR 07 2004 SEC MAIL PROCESSING WASHINGTON, DC 183 SECTION

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 E. South Temple, Suite 100
(No. and Street)

Salt Lake City, Utah 84111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Robertson (801) 596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simpkins
(Name – *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100, Logan, Utah 84323-0747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc., as of April 5, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
LISA M. JOHANSEN
136 E. South Temple #100
Salt Lake City, UT 84111
My Commission Expires
December 1, 2007
State of Utah

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.

INVESTMENT BANKERS

MEMBERS: NASD AND MSRB

SCOTT J. ROBERTSON

PRINCIPAL

April 5, 2004

Mr. Gerald J. Dougherty
Associate Director
NASD Regulation, Inc.
370 17th Street
Suite 2900
Denver, Colorado 80202-5629

Re: FOCUS – Audited Financial Statements Reconciliation

Dear Mr. Dougherty:

In response to your letter dated March 6, 2004 in regards to the above, please find attached to this letter a reconciliation of the differences between our December 31, 2003 FOCUS Report and the audited financial statements we recently filed for the twelve months ending on the same date. This reconciliation has been prepared by our auditors, Jones Simkins LLP.

In our FOCUS Report, we showed Net Capital of $44,042 and Excess Net Capital of $22,573. Our audit shows Net Capital of $90,045 and Excess Net Capital of $65,226. Our FOCUS Report should always be more conservative because of the matters discussed in the reconciliation.

I have also forwarded copies of this correspondence to the same distribution list to which our audit was sent. Should you have any additional questions in regards to this reconciliation, please do not hesitate to contact me.

Sincerely,

Scott J. Robertson

cc: Mark Low, Jones Simkins
Brent Halliday, Halliday & Company
Laura Lewis
Jason Burningham

136 EAST SOUTH TEMPLE, SUITE 100
SALT LAKE CITY, UTAH 84111
TELEPHONE 801-596-0700
FAX 801-596-2800
TOLL FREE 1 800-581-1100

Lewis Young Robertson & Burningham, Inc.
Reconciliation of the Focus report to the audit report
December 31, 2003

	FOCUS Report	Audit Report	Difference	Explanation of Difference
Cash	258,731	264,216	(5,485)	Audit adjustment #2 - reverse duplication of rent expense paid to ARI (check #4694).
Receivables	100,111	69,871	30,240	See below
Property & equipment	35,617	108,547	(72,930)	Accumulated differences between GAAP and income tax basis
Cash surrender value of insurance	0	35,491	(35,491)	Adjustment to record CSV of life insurance, expensed for income tax basis
Other	27,120	32,399	(5,279)	See below
Total assets	421,579	510,524	(88,945)	
Payables	175,347	172,852	2,495	Audit adjustment #6 - reverse profit sharing contribution for terminated employee.
Deferred taxes	0	36,000	(36,000)	Adjustment to convert to GAAP basis.
Notes payable	39,342	39,342	0	
Common Stock	148,937	4,500	144,437	Difference in total equity is an accumulation of accounting differences between GAAP basis and income tax basis
Additional paid-in capital	120,953	98,057	22,896	
Retained Earnings	0	177,382	(177,382)	
Notes receivable from stock	0	(17,609)	17,609	
Treasury stock	(63,000)	0	(63,000)	
Total liabilities and equity	421,579	510,524	(88,945)	

Accounts receivable

	Amount	Explanation
Prepaid income taxes included in other assets on audit report	21,666	Audit adjustment #10 - to adjust prepaid income taxes for GAAP basis
Accumulated differences between GAAP and income tax basis	8,574	
	30,240	

Other assets

	FOCUS Report	Audit Report	Difference	Explanation
Prepaid income taxes	0	22,120	(22,120)	Prepaid income taxes included in accounts receivable on FOCUS report
Rent deposit	5,395	5,394	1	
NASD Warrants	3,300	0	3,300	NASD Warrants adjusted to FMV for audit
NASD Warrants	16,800	0	16,800	NASD Warrants adjusted to FMV for audit
Standcore Stock	1,625	4,885	(3,260)	Audit adjustment #1 - adjustment to FMV.
	27,120	32,399	(5,279)	